                       Securities and Exchange Commission
                             Washington, D.C. 20549
                        -------------------------------

                                  SCHEDULE 13D
                   Under the Securities Exchange Act of 1934

                               (AMENDMENT NO. 5)

                         The Growth Fund of Spain, Inc.
-------------------------------------------------------------------------------
                                (Name of Issuer)

                     Common Stock, par value $.01 per share
-------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   399877109
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                                 (CUSIP Number)

                              Gregory L. Melville
                           Bankgesellschaft Berlin AG
                                Alexanderplatz 2
                                 D-10178 Berlin
                                    Germany
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               December 12, 1997
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                         (Date of Event which Requires
                           Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following box. [ ]



                               Page 1 of 5 Pages

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

				SCHEDULE 13D

CUSIP NO. 399877109 					PAGE 2 OF 5 PAGES

1.     NAME OF REPORTING PERSON
       S.S. OR I.R.S IDENTIFICATION NO. OF ABOVE PERSON

	Bankgesellschaft Berlin AG
------------------------------------------------------------------------------
2.     CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP              (a) [ ]
                                                                     (b) [ ]
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3.     SEC USE ONLY
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4.     SOURCE OF FUNDS							WC
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5.     CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
       REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)				[ ]

------------------------------------------------------------------------------
6.     CITIZENSHIP OR PLACE OF ORGANIZATION        Federal Republic of Germany
------------------------------------------------------------------------------
      NUMBER OF          7. SOLE VOTING POWER                        1,817,300
      SHARES            ------------------------------------------------------
      BENEFICIALLY       8. SHARED VOTING POWER                              0
      OWNED             ------------------------------------------------------
      BY EACH            9. SOLE DISPOSITIVE POWER                   1,817,300
      REPORTING         ------------------------------------------------------
      PERSON WITH       10. SHARED DISPOSITIVE POWER                         0
------------------------------------------------------------------------------
11.   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH
      REPORTING PERSON                                               1,817,300
------------------------------------------------------------------------------
12.   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)
      EXCLUDES CERTAIN SHARES						[ ]

------------------------------------------------------------------------------
13.   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)		 11.0%
------------------------------------------------------------------------------
14.   TYPE OF REPORTING PERSON					            BK
-------------------------------------------------------------------------------



                           Page 2 of 5 Pages

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This Amendment No. 5 amends and supplements Items 3, 4, 5 and 6 of the Schedule
13D of Bankgesellschaft Berlin AG (the "Bank") with respect to the shares of Common Stock, par value $.01 per share (the "Common Stock"), of The Growth Fund of Spain, Inc. (the "Fund").

ITEM 3.           SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION

                  The source of the funds used by the Bank to purchase shares of Common Stock listed in Item 5(a) was working capital. The amount of the funds used to purchase such shares aggregated approximately $25,312,636 (exclusive of commissions).

ITEM 4.           PURPOSE OF TRANSACTION

                  As previously disclosed, the Bank has determined to solicit proxies of the shareholders of the Fund to vote in favor of two nominees of the Bank to the Board of Directors of the Fund at the election scheduled to occur at the Special Meeting of Shareholders of the Fund (the "Special Meeting") on December 3, l997 and, in connection therewith, filed preliminary proxy materials with the Securities and Exchange Commission on November 3, 1997. The Bank filed its definitive proxy materials with the Securities and Exchange Commission on November 18, 1997.

                  The Special Meeting was adjourned until December 11, 1997. On December 12, 1997 the inspector of elections for the Special Meeting announced that the Bank's nominees had received a plurality of the votes cast at the Special Meeting for the election of directors. The Bank's nominees will take office upon the merger transaction described in the Fund's proxy statement relating to the Special Meeting. Pursuant to such transactions, Zurich Insurance Company, the parent company of the Fund's current investment manager, will acquire a majority interest in Scudder, Stevens & Clark, Inc. ("Scudder") and the Funds' current investment manager will be combined with or acquired by Scudder.

                  Except as set forth herein and in the Schedule 13D and amendments thereto previously filed by the Bank, the Bank has not formulated any plans or proposals which relate to or would result in any of the transactions described in paragraphs (a) through (j) of Item 4 of Schedule 13D.

ITEM 5.           INTEREST IN SECURITIES OF THE ISSUER

                  (a) The Fund's proxy statement, dated October 10, 1997, relating to the Special Meeting states that, as of September 22, 1997, there were 16,544,593 shares of Common Stock outstanding. The percentage set forth in this Item 5(a) was derived using such number.

                  The Bank is the beneficial owner of 1,817,300 shares of Common Stock, which constitute approximately 11.0% of the outstanding shares of Common Stock.


                               Page 3 of 5 Pages

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                  (b) The Bank has sole power to vote and to dispose of the
shares of Common Stock owned by it.

                  (c) Since the date of filing Amendment No. 4 to its Schedule 13D, the Bank has effected the following purchases in the shares of Common Stock, all of which were made on the New York Stock Exchange:


      Date            Number of Shares Purchased          Price Per Share
-----------------   -------------------------------    ---------------------
December 2, 1997               4,300                        $17.125


                  (d) No person other than the Bank has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock owned by the Bank.

                  (e) It is inapplicable to state the date on which the Bank ceased to be the beneficial owner of more than five percent of the Common Stock.

                  Reference is made to item 6 of this Amendment No. 5, which is incorporated into this item 5 by reference.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

                  The Bank has sold an aggregate of 665 puts on the American Stock Exchange covering shares of Common Stock. The puts expire in December 1997 or March 1998 and have strike prices of $15.00 or $17.50. If all of such puts are exercised, the Bank will acquire an additional 66,500 share of Common Stock, representing less than 1% of the outstanding shares of Common Stock.




                               Page 4 of 5 Pages

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                                   SIGNATURE


                  After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.

Date: December 16, 1997                BANKGESELLSCHAFT BERLIN AG


                                       By: /s/ Bartho Schroeder
                                          ---------------------------------
                                          Name:  Bartho Schroeder
                                          Title: Director



                                       By: /s/ Gregory L. Melville
                                          ---------------------------------
                                          Name:  Gregory L. Melville
                                          Title: Assistant Director



                               Page 5 of 5 Pages